Filed Pursuant to Rule 433
Dated January 11, 2006
Registration Statement No. 333-114559

Contact:	Douglas Sayles	Herb Lanzet (Investors)
	Biopure Corporation	H.L. Lanzet Inc.
	(617) 234-6826	(212) 888-4570
	IR@biopure.com	lanzet@aol.com

FOR IMMEDIATE RELEASE
BIOPURE TO APPLY FOR EUROPEAN MARKETING APPROVAL OF
HEMOPURE® IN 2006
CAMBRIDGE, Mass., January 11, 2006 — Biopure Corporation (Nasdaq: BPUR) announced today that it plans to apply in mid 2006 for regulatory approval to market its investigational oxygen therapeutic Hemopure® [hemoglobin glutamer — 250 (bovine)] in Europe for the treatment of acute anemia in elective orthopedic surgery patients.
“This planned submission will be our first marketing application in Europe and will incorporate the considerable work we’ve been doing to address the Food and Drug Administration’s questions regarding our previous U.S. marketing application for this orthopedic surgery indication,” said Biopure President and CEO Zafiris G. Zafirelis. “We intend to use existing data and new analyses of our two completed Phase 3 surgery trials to support the product’s risk-benefit profile in this indication in Europe. We’re currently preparing the European application and are continuing with our previously announced development plan for Hemopure in cardiovascular ischemia and out-of-hospital trauma.”
The European Agency for the Evaluation of Medicinal Products (EMEA) has notified Biopure that Hemopure is eligible for submission of a marketing application through the European Union’s centralized filing procedure for all 25 member states. In December 2005, the company began meeting with regulatory authorities of individual countries to assess whether to apply through the centralized or decentralized E.U. procedure and to determine which countries would be most appropriate for an orthopedic surgery indication. Prior to each meeting, the company provides a summary of an application for discussion of the proposed indication as well as other potential future indications. Biopure is also considering submitting the marketing application to non-E.U. countries in Europe. The product’s approvability will only be assessed once a complete marketing application has been formally submitted for review.
The clinical section of Biopure’s application will include data from a 688-patient Phase 3 orthopedic surgery trial conducted in the United States, South Africa, Europe and Canada, and from a 160-patient Phase 3 general non-cardiac surgery trial conducted in South Africa and Europe.
Surgical Anemia
Anemia is a deficiency of red blood cells in the bloodstream caused by blood loss (e.g., from surgery or injury) or other disorders, which can compromise the body’s oxygen-carrying capacity and in severe cases lead to cell damage, organ dysfunction or death. Hemoglobin is a protein normally contained within red blood cells that carries and releases oxygen to the body’s tissues.
Hemopure is an oxygen therapeutic, or oxygen-carrying biologic drug, consisting of stabilized bovine hemoglobin formulated in a balanced salt solution. These polymerized (chemically cross-linked) hemoglobin molecules circulate in the plasma (the fluid part of blood) when infused and are smaller, less viscous and more readily release oxygen to tissues than red blood cells. Hemopure is ultrapurified, compatible with all blood types, and stable for three years without refrigeration.
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About Biopure Corporation
Biopure Corporation develops, manufactures and markets pharmaceuticals, called oxygen therapeutics, that are intravenously administered to deliver oxygen to the body’s tissues. The company is developing Hemopure® [hemoglobin glutamer — 250 (bovine)], or HBOC-201, for a potential indication in cardiovascular ischemia and, in collaboration with the U.S. Naval Medical Research Center, for a potential out-of-hospital trauma indication. The product is approved in South Africa for the treatment of surgery patients who are acutely anemic and for eliminating, delaying or reducing allogenic red blood cell transfusions in these patients. Hemopure has not been approved for sale in other jurisdictions, including the U.S. or the European Union. Biopure’s veterinary product Oxyglobin® [hemoglobin glutamer — 200 (bovine)], or HBOC-301, the only oxygen therapeutic approved by the U.S. Food and Drug Administration and the European Commission, is indicated for the treatment of anemia in dogs.
On January 11, 2006, Biopure commenced a public offering of its common stock and warrants to which this communication is deemed to relate. Biopure has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for that offering. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Biopure, any underwriter or any dealer participating the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-928-0928.
Statements in this press release that are not strictly historical are forward-looking statements, including those that relate to the timing of the planned application to market Hemopure in Europe and those that imply that Biopure may obtain marketing approval of Hemopure in Europe. Actual results may differ materially from those projected in these forward-looking statements due to risks and uncertainties. These risks include, without limitation, uncertainties regarding the company’s financial position, unexpected costs and expenses, determinations by European, U.S. or other regulatory authorities, unanticipated problems with the product’s commercial use, whether or not product related, and with product distributors, sales agents or other third parties, delays in or unpredictable outcomes of clinical trials, and those found in the company’s filings with the U.S. Securities and Exchange Commission, including under the heading “Risk Factors” in the Form 10-Q filed on September 9, 2005, which can be accessed in the EDGAR database at the SEC Web site, http://www.sec.gov. The company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements to reflect events or circumstances arising after the date hereof. The content of this press release does not necessarily reflect the position or the policy of the U.S. Government or the Department of Defense, and no official endorsement should be inferred.
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